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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38192



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

D. Weckstein & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, Suite 1516
(No. and Street)

New York	New York	10169-1599
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Sapienza (212) 986-3422
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio
(Name — *if individual, state last, first, middle name*)

1370 Avenue of the Americas	New York,	NY	10019
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

3/19/2002

OATH OR AFFIRMATION

I, Donald E. Weckstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D. Weckstein & Co., Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARGARET M. SAPIENZA
Notary Public, Sate of New York
No. 43-4966635
Qualified in Richmond County
Commission Expires May 14, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D. WECKSTEIN & CO., INC.

FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2001

FARKOUH, FURMAN & FACCIO

CERTIFIED PUBLIC ACCOUNTANTS

1370 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019

(212) 245-5900

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
D. Weckstein & Co., Inc.:

We have audited the accompanying statement of financial condition of D. WECKSTEIN & CO., INC. as of December 31, 2001 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D. Weckstein & Co., Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 7, 2002

D. WECKSTEIN & CO., INC.

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2001

ASSETS

Cash	$354,811
Securities:	
Marketable, at market value	81,910
Not readily marketable, at estimated fair value	38,010
Commissions receivable	2,075
Due from shareholder	1,926
New York City taxes receivable	1,980
Prepaid expenses	7,104
Furniture, fixtures and equipment (less $55,700 of depreciation)	13,195
Security deposits	5,600
	$506,611

LIABILITIES

Accounts payable and accrued expenses	$ 7,740
Broker payable	10,480
Deferred revenue	10,957
	29,177

STOCKHOLDER'S EQUITY

Common stock - no par value;	
200 shares authorized; 40 shares issued and outstanding	40,000
Additional paid-in capital	210,000
Retained earnings	223,524
Unrealized gain on securities	3,910
Total stockholder's equity (statement attached)	477,434
	$506,611

The notes to financial statements
are made a part hereof.

D. WECKSTEIN & CO., INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:		
Commissions		$232,506
Net dealer trading (loss)		(86,865)
Interest and dividends		9,950
Broker fees		193,043
		348,634
Expenses:		
Officer's benefits	$ 8,909	
Employee compensation and benefits	71,543	
Payroll taxes	6,394	
Commissioned salesman	10,774	
Clearance	39,328	
Equipment rental	80,028	
Rent	61,896	
Travel and entertainment	20,948	
Telephone	10,354	
Professional fees	33,885	
Office expense	6,324	
Dues and subscriptions	6,203	
Insurance	2,295	
Office supplies	2,531	
Miscellaneous	2,394	
Research	5,100	
Depreciation	5,658	374,564
(Loss) before New York City taxes		(25,930)
New York City taxes		300
NET (LOSS) (TO STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY)		$ (26,230)
(LOSS) PER SHARE OF COMMON STOCK		$ (655.75)

The notes to financial statements
are made a part hereof.

D. WECKSTEIN & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	UNREALIZED GAIN ON SECURITIES	TOTAL
BALANCE AT JANUARY 1, 2001	$ 40,000	$210,000	$249,754		$499,754
COMPREHENSIVE INCOME:					
Net (loss) (statement attached)			(26,230)		(26,230)
Unrealized gain on securities not readily marketable during the period				$ 3,910	3,910
BALANCE AT DECEMBER 31, 2001	$ 40,000	$210,000	$223,524	$ 3,910	$477,434

The notes to financial statements
are made a part hereof.

D. WECKSTEIN & CO., INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:		
Net (loss)		$ (26,230)
Adjustments to reconcile net (loss) to net cash (used for) operating activities:		
Depreciation	$ 5,658	
Decrease in marketable securities, at market	132,425	
Decrease in commissions receivable	624	
Decrease in New York City taxes receivable	207	
(Increase) in prepaid expenses	(822)	
(Increase) in security deposits	(100)	
Increase in accounts payable and accrued expenses	1,955	
(Decrease) in payroll taxes payable	(200,702)	
(Decrease) in broker payable	(173)	
Increase in deferred revenue	10,957	(49,971)
Net cash (used for) operating activities		(76,201)
Cash flows (used for) investing activities - Acquisition of securities not readily marketable		(14,000)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS		(90,201)
Cash and cash equivalents - January 1, 2001		445,012
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2001		$ 354,811

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for income taxes	$ 93

The notes to financial statements are made a part hereof.

D. WECKSTEIN & CO., INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1

AS AT DECEMBER 31, 2001

Total stockholders' equity		$477,434
Deferred revenue		10,957
Deductions for non-allowable assets		(29,805)
Net capital before haircuts		458,586
Haircuts:		
Trading and investment securities	$ (69,769)	
Undue concentration	(9,622)	(79,391)
NET CAPITAL		379,195
Minimum net capital requirement of 6 2/3% of aggregate indebtedness of $18,220 or $100,000, whichever is greater		100,000
EXCESS NET CAPITAL		$279,195
Ratio of aggregate indebtedness to net capital		0.0480

The focus report filed for the period ended December 31, 2001 differs from the above computations. An amended focus will be filed to reflect the above.

There are no material inadequacies in the accounting system, control procedures, and procedures for safeguarding securities of D. Weckstein & Co., Inc.

See the accompanying Independent Auditor's Report.

D. WECKSTEIN & CO., INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2001

ORGANIZATION AND NATURE OF BUSINESS:

D. Weckstein & Co., Inc. (the "Company") is incorporated under the laws of the State of New York to engage in business as a broker-dealer. The Company is a member of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company conducts operations exclusively in New York, however, some customers are located in other states.

The Company operates as an introducing broker and does not hold funds or securities for customers, owe money or securities to customers, and does not carry accounts of, or for, customers. Revenue is derived principally from trading profits executed for the Company's principal account, from commissions received on security trades executed for customers, and from fees generated as an introducing broker.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING - The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

REVENUE RECOGNITION - Securities transactions and the related commission revenue are recorded on a trade date basis, which is the day the transaction is executed.

CASH AND CASH EQUIVALENTS - Cash equivalents consist of highly liquid investments with original maturities of three months or less.

SECURITIES – Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Unrealized gains and losses from marketable securities are reflected in net dealer trading gains or losses on the statement of income. Unrealized gains and losses from securities not readily marketable are reflected in comprehensive income on the statement of changes in stockholder's equity.

FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation is provided using straight-line methods over expected useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the terms of the lease or the estimated life of the improvement.

INCOME TAXES:

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code whereby its income is taxed directly to the stockholder whether or not distributed. Accordingly, no federal or New York State income tax provision has been reflected. However, the Company conducts activities in New York City which does not recognize S Corporation status, and is thus liable for New York City corporate income taxes including an alternative tax based upon net income and officer's salary.

(Continued)

D. WECKSTEIN & CO., INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2001
- Sheet 2 -

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

EARNINGS PER SHARE:

Earnings per share of common stock was computed by dividing net earnings or loss by the weighted average number of common shares outstanding for the period (40 shares).

COMMITMENT AND RISKS:

The Company leases office space through February 28, 2002 with minimum lease payments of $57,992 per year plus annual escalation increases.

In January 2002, the Company agreed to a six-month extension of its lease at a monthly rental of $6,590.

The Company has agreed to indemnify its clearing broker for credit losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill his obligation on a trade transaction the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. Subsequent to the balance sheet date all unsettled trades at December 31, 2001 settled with no resulting liability to the company.

NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $379,195, which was $279,195 in excess of its required net capital of $100,000. The Company's net capital ratio was .0480 to 1.

(Continued)

D. WECKSTEIN & CO., INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2001
- Sheet 3 -

CONCENTRATION OF CREDIT RISK:

During the year ended December 31, 2001, bank balances on occasion were in excess of the FDIC insurance limit of $100,000.

At December 31, 2001, all the marketable securities reflected in the Statement of Financial Condition are positions with one domestic broker. The clearing and depository operations for the Company's security transactions are provided by such broker.